UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Intrawest Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

460915200
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 460915200
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					880,300 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					3,838,000 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					3,838,000 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.95% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 460915200


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					2,957,700 (See Item 5)


				8 	SHARED VOTING POWER
					880,300 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					3,838,000 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					3,838,000  (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	7.95% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN



Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, no par value, of Intrawest Corporation whose principal executive offices are located at 200 Burrard Street, Suite 800, Vancouver,
BC V6C 3L6, Canada.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 2 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on June 28, 2005.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut
Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 3,838,000 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders").

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $82,833,178.83 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The securities covered by this Schedule 13D/A were acquired by each of the Holders for investment purposes. The Reporting Persons believe that the Common Stock at current market prices is significantly undervalued.

Except for the actions referred to in the preceding paragraph, none of the persons on behalf of whom this Schedule 13D/A is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.


Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 880,300 of the Shares and sole disposition power with respect to 3,838,000 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 2,957,700 of the Shares and shared voting power with respect to 880,300 of the Shares and shared disposition power with respect to 3,838,000 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2005-08-19	1,000			25.37
2005-08-24	2,300			25.56
2005-08-30	5,000			26.00
2005-09-14	44,850			26.13
2005-09-15	18,550			26.41
2005-09-16	59,200			27.04
2005-09-19	55,000			27.21
2005-09-20	57,000			26.82
2005-09-21	20,000			26.52
2005-09-22	2,800			26.14
2005-09-27	8,400			26.80
2005-09-27	9,800			26.27
2005-09-28	11,200			26.81
2005-10-06	12,000			26.23
2005-10-13	13,200			24.41
2005-10-14	15,300			24.96
2005-10-14	84,700			25.25
2005-10-17	8,000			25.03
2005-10-17	11,200			24.93



JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
2005-08-22	5,000			25.21
2005-09-20	14,400			26.82
2005-09-21	5,000			26.52
2005-09-22	800			26.15
2005-09-29	2,800			26.74
2005-09-29	25,000			26.93
2005-10-05	10,000			26.41
2005-10-06	3,000			26.23
2005-10-10	600			26.15
2005-10-13	12,500			24.41
2005-10-14	24,700			24.96
2005-10-17	2,000			25.03
2005-10-17	2,800			24.93



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits

	None




Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 18, 2005

			Pirate Capital LLC




		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager